Exhibit 4.11

   AMENDMENT NO. 1 DATED SEPTEMBER 15, 1998 TO RIGHTS AGREEMENT, dated as of March 9, 1998 between ALLIANCE GAMING CORPORATION, a Nevada corporation, and AMERICAN STOCK TRANSFER & TRUST COMPANY as Rights Agent (the "Agreement", terms defined therein having the same meanings when used herein).

                  The parties desire to amend the Agreement as follows:

                  Section 1.  Amendments.

                  1.1. Section 1 of the Agreement is amended by adding the following definition following the definition of "Common Stock":

                    "Continuing Director" shall mean (i) any member of the Board of Directors, while such Person is a member of the Board of Directors, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person, or of any such Affiliate or Associate, and was a member of the Board prior to the date of this Agreement, (ii) any Person who subsequently becomes a member of the Board of Directors, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, if such Person's nomination for election or election to the Board of Directors is recommended or approved by a majority of the Continuing Directors or (iii) any Person who has been a member of the Board of Directors for a period of a full consecutive year."

      1.2. Section 23(a) of the Agreement is amended by adding after the first sentence thereof the following:

                     "If the Board of  Directors of the  Corporation  authorized redemption  of the  Rights in the  circumstances  set forth in this
             Section 23, then there must be Continuing Directors then in office and such authorization shall require only the concurrence of a majority of such Continuing Directors if such authorization occurs on or after the date of a change (resulting from a proxy or consent solicitation) in a majority of the directors in office at the commencement of such solicitation if any Person who is a participant in such solicitation has stated (or, if upon the commencement of such solicitation, a majority of the Board of Directors of the Corporation has determined in good faith) that such Person (or any of its Affiliates or Associates) intends to take, or may consider taking, any action which would result in such Person becoming an Acquiring Person or which would cause the occurrence of an event referred to in Sections 11(a)(ii) or 13."

      Section 2. Miscellaneous. Except as herein provided, the Agreement shall remain unchanged and in full force and effect. This Amendment No. 1 may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument and any of the parties hereto may execute this Amendment No. 1 by signing any such counterpart. This Amendment No. 1 shall be governed by, and construed in accordance with, the law of the State of New York.


IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered as of the day and year first above written.

                                    ALLIANCE GAMING CORPORATION


                                    By:__________________________
                                          Title:

                                    AMERICAN STOCK TRANSFER & TUST COMPANY


                                    By:_________________________
                                         Title: